Exhibit 99.1

No. 06/08

IAMGOLD HOLDS POSITIVE MEETING WITH PRESIDENT SARKOZY

Toronto, Ontario, March 13, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that a delegation from IAMGOLD, led by Joseph Conway, the President and CEO of the Company, met with the President of France, Nicolas Sarkozy.

In the meeting, President Sarkozy acknowledged the significant investment by IAMGOLD in French Guiana and reiterated his confidence in the Company’s ability and commitment to deliver responsible mining development. The President also agreed to further dialogue regarding IAMGOLD’s interests in French Guiana, and in particular, expressed his willingness to consider all reasonable alternatives for mining projects which IAMGOLD may propose in the future.

The IAMGOLD delegation was provided with a copy of the official letter mandating the implementation of the new framework for mining in French Guiana by the end of 2008. In the meantime, the existing exploration permits held by IAMGOLD will remain effective.

“We had a positive meeting with the President, who was very open and direct,” commented Joseph Conway, President & CEO.  “Clearly he is committed to working with IAMGOLD in a constructive way to advance the interests of all stakeholders; which is, to support modern mining as a vehicle for economic development in French Guiana, while respecting the bio-diversity of the area. Based on our positive discussions today, our technical and environmental teams will immediately begin assessing specific alternatives for advancing our interests in the region.”

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
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Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.IAMGOLD.com/fr/accueil.html.